CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference, into the Proxy Statement and Prospectus (the Proxy/Prospectus) constituting part of this Registration Statement on Form N-14 (the Registration Statement) of Fidelity Institutional Cash Portfolios: Treasury (formerly Treasury II), of our report dated May 4, 1995 on the financial statements and financial highlights included in the March 31, 1995 Annual Report to Shareholders of Treasury.
We further consent to the references to our Firm under the headings "Experts" and "Financial Highlights" in the Proxy/Prospectus and to the references to our Firm under the headings "Financial Highlights" in the Prospectus and "Auditor" in the Statement of Additional Information for Treasury, which are also incorporated by reference into the Proxy/Prospectus.
/s/ PRICE WATERHOUSE LLP
Boston, Massachusetts
March 22, 1996